Exhibit 99.1

Aurora Advances Global Medical Cannabis Portfolio with New Product Launches Across Key International Markets

    NASDAQ | TSX: ACB

  Q1 launches reinforce Aurora's medical-first strategy, expanding access to high-quality products across multiple formats
  Scaled launches across Canada, Europe and Australia support growing demand in regulated international medical markets
  Continued focus on quality, patient needs and reliable global supply through Aurora's extensive GMP-certified network

EDMONTON, AB, April 28, 2026 /CNW/ - Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, is significantly expanding its global medical cannabis portfolio, with new product launches rolling out across Canada, Europe and Australia. The company continues to shape the global cannabis landscape by introducing new products and formats around the world. The newly expanded lineup includes dried flower, pre-rolls and pastilles, reflecting Aurora's long-standing focus on innovation, quality and patient choice, while driving sustainable growth internationally.

Aurora’s global medical cannabis portfolio expansion. (CNW Group/Aurora Cannabis Inc.)

"As our global medical business continues to grow, our focus remains on delivering consistency and reliability across the markets we serve," says Lana Culley, VP Innovation & International Operations at Aurora. "By expanding our offerings in key countries, we're responding to clear patient and prescriber demand with products that meet local regulatory standards, offer meaningful choice across formats, and can be supplied reliably at scale - all while reinforcing the level of quality and trust expected from us."

The new products align with Aurora's medical-first strategy and leverage the company's global GMP-certified manufacturing network.

Aurora's expanded medical cannabis offerings will roll out in their respective markets between now and June; new product launches include:

Germany – A broader portfolio of medical cannabis options

  San Raf® – Pink OG KushTM | Indica, Dried Flower, THC 25-27%, CBD <1.0%. This cultivar has a spicy and sweet aroma profile of lemon, lavender, spice and is bred from OG Kush
  Daily SpecialTM – Lemon SorbetTM | Sativa, Dried Flower, THC 21%, CBD <1.0%. This cultivar has an aroma profile of spice, wood, lemon and is bred from Gelonade X Biscotti

Poland – Expanded potency range across existing offerings

  Cannabis flos Aurora - Electric HoneydewTM | Hybrid, Dried Flower, THC 27%, CBD ≤1.0%. This cultivar has an aroma profile of melon, gas, pine and is bred from Girl Scout Cookies x 91 OG Krypt Melon
  Cannabis flos Aurora – ChemangoTM Kush | Indica, Dried Flower, THC 29%, CBD ≤1.0%. This cultivar has an aroma profile of fruity, sour, chem and is bred from OG Kush x Wedding Cake x GMO x Fuel

Australia – Featuring pastilles, an edible format that is discreet, precisely dosed, and long-lasting

  Aurora® – Black Raspberry Pastilles | 60pck, THC 20mg, CBD 20mg, CBN 30mg
  Aurora® – Blood Orange Pastilles | 60pck, THC 32mg, CBD 32mg, CBG 32mg, CBC 10mg

Canada - Medical portfolio growth in core formats

  WMMCTM - Seasonal StashTM Dank MatterTM | Sativa, Dried Flower, 28g, THC 24-30%. This cultivar has an aroma profile of gas, licorice, vanilla, and is bred from Banana Puddintain x White Mac
  WMMCTM - Seasonal StashTM Custard KushTM | Indica, Dried Flower, 28g, THC 25-31%. This cultivar has an aroma profile of creamy, berry, oak, and is bred from La Bomba x White Mac
  San Raf® – Melon MouthTM | Hybrid, Pre-roll, 7x0.5g, THC 22-28%. This cultivar has an aroma profile of fruity, sweet, diesel and is bred from Girl Scout Cookies x Chem 91 x Crypt OG
  San Raf® – Stink BiscuitTM | Indica, Dried Flower, 3.5g, THC 22-28%. This cultivar has an aroma profile of gas, funk, sourdough and is bred from GMO x Animal Cookies

Together, these launches reflect Aurora's continued role in advancing regulated medical cannabis globally, supporting the growth of these markets with high-quality products, diverse formats, and reliable supply.

About Aurora

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves both medical and consumer markets across Canada, Europe, Australia, and New Zealand, with a strategic focus on high-margin opportunities and a medical-first approach. Aurora's portfolio of trusted, leading brands includes Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, Tasty's® and Whistler Medical Marijuana Co.®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding new product launches across Aurora's key international markets, expectations for growing medical demand in regulated international markets, and the Company's continued focus on quality, patient needs and reliable global supply through Aurora's extensive GMP-certified network.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, current and expected market trends, product supply and demand, financial performance, and ongoing global regulatory developments, as well as publicly available information from governmental sources, market research and industry, and assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR | media@auroramj.com; For Investors: ICR, Inc. | aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 06:53e 28-APR-26